March 18, 2022

VIA EDGAR

David Gessert

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I
Registration Statement on Form S-1
CIK No. 0001610940

Dear Mr. Gessert:

This letter sets forth responses to the written comment received in a letter dated March 15, 2022, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on March 10, 2022 for the purpose of registering additional shares of the Breakwave Dry Bulk Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is the comment and the Registrant’s response thereto.

Prospectus Summary, page 1

1.	Comment: Please prominently discuss here and in the Overview of the Dry Bulk Freight Industry on page 19 the impact of current geopolitical events on the dry bulk freight market and the fund, including in trading volume of dry bulk freight futures and your shares. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the dry bulk freight market. Similarly revise your risk factor disclosure by describing specific risks of current geopolitical events for the commodities markets, the fund and its investments, and the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

Response: The Registration Statement has been revised accordingly.

Best regards,

/s/ Eric Simanek
Eric Simanek

202-775-1232

esimanek@sullivanlaw.com